Exhibit 99.8

Runge, Inc. dba

RungePincockMinarco

CONSENT OF AUTHOR

165 S. Union Boulevard
March 31, 2015	Suite 950
Lakewood, Colorado 80228

VIA EDGAR

United States Securities and Exchange Commission

RE:	FIRST MAJESTIC SILVER CORP.

Annual Report on Form 40-F

Consent of Expert

Dear Sirs/Madames:

This letter is provided in connection with the Company's Form 40-F annual report for the year ended December 31, 2014 (the “Annual Report”) to be filed by the Company with the United States Securities and Exchange Commission (the “SEC”). The Annual Report incorporates by reference the Annual Information Form of the Company for the year ended December 31, 2014.

I, Leonel López, C.P.G., of RungePincockMinarco, of 165 South Union Boulevard, Suite 950, Lakewood, Colorado 80228-2226 hereby consent to the use of my name in connection with reference to my involvement in the preparation of the following technical reports (the “Technical Reports”).

•	Technical Report for the Encantada Silver Mine, Coahuila State, México, dated January 12, 2009, as amended and restated on February 26, 2009;

•	Technical Report for the La Parrilla Silver Mine, Durango State, México, dated September 8, 2011;

•	NI 43-101 Technical Report for the Del Toro Silver Mine, Zacatecas State, México”, dated August 20, 2012;

•	Technical Report for the San Martin Silver Mine, Jalisco State, México dated May 23, 2013;

and to references to the Technical Reports, or portions thereof, in the Annual Report and to the inclusion and incorporation by reference of the information derived from the Technical Reports in the Annual Report.

Yours truly,

/s/ Leonel López
Signature of Qualified Person

Leonel López, C.P.G.
Print name of Qualified Person

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